Exhibit 99.2

DEPARTMENT OF HEALTH AND HUMAN SERVICES

Food and Drug Administration
10903 New Hampshire Avenue
Silver Spring, MD 20993

John O'Donovan
Plant Manager
Integra Lifesciences {Ireland} Limited
IDA Business & Technology Park
Tullamore, Co. Offaly
Ireland

Dear Mr. O'Donovan:

The Food and Drug Administration (FDA) has completed an evaluation of your firm's corrective actions in response to our Warning Letter #363119, dated November 1, 2012. Based on our evaluation, it appears that you have addressed the violations contained in this Warning Letter. Future FDA inspections and regulatory activities will further assess the adequacy and sustainability of these corrections.

This letter does not relieve you or your firm from the responsibility of taking all necessary steps to assure sustained compliance with the Federal Food, Drug, and Cosmetic Act and its implementing regulations or with other relevant legal authority. The Agency expects you and your firm to maintain compliance and will continue to monitor your state of compliance. This letter will not preclude any future regulatory action should violations be observed during a subsequent inspection or through other means.

Sincerely,
/s/ Carl Fischer, Ph.D.
Director
Division of International Compliance Operations
Office of Compliance
Center for Devices and Radiological Health